SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the Month of December 2006

ECTEL LTD.

(Translation of Registrant`s Name into English)

10 Amal Street

Afek Industrial Park

Rosh Haayin 48092

ISRAEL
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F [X]                     Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities and Exchange Act of 1934:

Yes [  ]                     No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-______

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Attached hereto and incorporated by reference herein is a press release issued by ECtel Ltd. on November 9, 2006 announcing "Major Wireless Operator in Eastern Europe Places Follow-On Orders for ECtel`s Integrated Revenue Management(TM) Solutions Valued at over $3.5 Million". Such press release is hereby incorporated by reference into the Registrant`s Registration Statement on Form S-8, Registration No. 333-127576.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ECTEL LTD.
(Registrant)

By: //s//______________________________

Ron Fainaro,
Senior Vice President and

Chief Financial Officer

Dated:  December 10, 2006

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Index to Exhibits

Exhibit No.                 Exhibit

1                                  Press Release issued November 9, 2006

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EXHIBIT 1

Major Wireless Operator in Eastern Europe Places Follow-On Orders for ECtel`s Integrated Revenue Management(TM) Solutions Valued at over $3.5 Million

Operator expands its Revenue Assurance solution and upgrades to next-generation FraudView® Release 8

ROSH HA'AYIN, Israel, November 9,  ECtel Ltd. (NASDAQ: ECTX), a leading provider of Integrated Revenue Management(TM) (IRM(TM)) solutions, today announced it received follow-on orders  from a major wireless operator in Eastern Europe for its Integrated Revenue Management(TM) (IRM(TM)) solutions. The order is valued at over $3.5 Million and includes an expansion of the revenue assurance solution, an upgrade to FraudView® Release 8, and expanded network coverage.

ECtel`s Integrated Revenue Management(TM) product framework consists of its leading fraud management and revenue assurance solutions, FraudView® and RAP. FraudView® features an array of unique, state-of-the-art fraud detection and prevention technologies enabling thousands of fraud controls. RAP is ECtel`s automated revenue assurance platform that facilitates cost-effective assurance of revenues and processes. It provides a unique set of functionality and capabilities and enables operators and system integrators to implement system interfaces, define Key Performance Indicators (KPIs), add or update revenue assurance KPIs, controls and more.

"We are pleased that key customers have decided to upgrade to our new generation FraudView® Release 8, released earlier this year. These follow-on orders reflect the great economic benefit that our customers see in the new release, and demonstrate the long term relationships we have with our customers", said Eitan Naor, President and CEO of ECtel. "Leading operators are increasingly favoring our integrated and product-based solutions over fragmented and service-intensive point solutions. We are looking forward to our continued long-term relationship with this customer, and are confident that once again the project will deliver excellent return-on-investment".

About ECtel

ECtel (NASDAQ: ECTX) is a leading global provider of Integrated Revenue Management(TM) (IRM(TM)) solutions for communications service providers. A pioneering market leader for over 15 years, ECtel offers carrier-grade solutions that enable wireline, wireless, converged and next-generation operators to fully manage their revenue and cost processes. ECtel IRM(TM) Product Suite features the world-leading fraud and revenue assurance products, FraudView® and RAP, that minimize operator revenue leakage across networks and operations support systems (OSSs). ECtel serves prominent tier one operators, and has more than 100 implementations in over 50 countries worldwide. Established in 1990, ECtel maintains offices in the Americas, Europe and Asia Pacific. For more information, visit www.ectel.com

Certain statements contained in this release contain forward-looking information with respect to plans, projections or future performance and products of the Company, the occurrence of which involves certain risks and uncertainties, including, but not limited to, the reoccurrence of sales to existing customers, the ability to recognize revenue in future periods as anticipated, the possible slow-down in expenditures by telecom operators, the unpredictability of the telecom market, product and market acceptance risks, ability to complete development and market introduction of new products, the impact of competitive pricing and offerings, fluctuations in quarterly and annual results of operations, dependence on several large customers, commercialization and technological difficulties, risks related to our operations in Israel and other risks detailed in the Company's annual report on Form 20-F and other filings with the Securities and Exchange Commission.

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ECtel undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

Contacts:

ECtel Ltd.
Ron Fainaro
Senior Vice President and CFO
Tel: +972-3-9002102
Fax: +972-3-9002103
Email: Ronf@ectel.com

ECTEL LTD.
DANA RUBIN
MARCOM MANAGER
TEL: +972-3-9002656
FAX: +972-3-9002103
EMAIL: DANAR@ECTEL.COM

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